Exhibit 12.1

GENERAL MOTORS COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Successor		Predecessor
	Six Months Ended June 30, 2010	July 10, 2009 Through December 31, 2009	January 1, 2009 Through July 9, 2009	Years Ended December 31,
				2008	2007	2006	2005
Income (loss) from continuing operations before income taxes and equity income	$2,864	$(5,283)	$107,776 (a)	$(29,471)	$(6,346)	$(5,743)	$(17,308)

Fixed charges included in income (loss) from continuing operations Interest and related charges on debt	571	707	5,444	2,659	3,399	17,029	15,685
Portion of rentals deemed to be interest	73	72	104	264	230	346	288
Interest capitalized in period	29	26	28	244	24	44	45

Total fixed charges included in income (loss) from continuing operations	673	805	5,576	3,167	3,653	17,419	16,018

Amortization of capitalized interest	1	—	46	77	48	51	47
Equity (income) loss of Ally Financial, Inc.	—	—	(1,380)	6,183	1,245	5	—
Dividends from nonconsolidated associates	309	422	112	440	693	366	703
Interest capitalized	(29)	(26)	(28)	(244)	(24)	(44)	(45)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

Earnings (losses) available for fixed charges	$3,818	$(4,082)	$112,102	$(19,848)	$(731)	$12,054	$(585)

Fixed charges included in income (loss) from continuing operations (see above)	$673	$805	$5,576	$3,167	$3,653	$17,419	$16,018

Preferred dividends	405	131	—	—	—	—	—

Preferred dividends grossed up to a pre-income tax basis	582	162	—	—	—	—	—

Combined fixed charges and preferred dividends	$1,255	$967	$5,576	$3,167	$3,653	$17,419	$16,018

Ratios of earnings to fixed charges	5.67		20.10			0.69

Ratio of earnings to combined fixed charges and preferred stock dividends	3.04		20.10			0.69

Earnings for the period July 10, 2009 through December 31, 2009 and the years ended December 31, 2008, 2007 and 2005 were inadequate to cover fixed charges. Additional earnings of $5.0 billion, $23.0 billion, $4.4 billion and $16.6 billion for the periods July 10, 2009 through December 31, 2009 and the years ended December 31, 2008, 2007 and 2005 would have been necessary to bring the respective ratios to 1.0.

(a)	Earnings for the period January 1, 2009 through July 9, 2009 include reorganization gains, net of $128.2 billion.